               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           FORM 11-K


     ( X )   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

           For the Fiscal Year Ended December 31, 1993

                               OR

    (   ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  Commission File Number 1-800


                       Title of the Plan -

               SPECIAL INVESTMENT AND SAVINGS PLAN
                      FOR WRIGLEY EMPLOYEES


        Name and Address of the Issuer of the Securities
                   Held Pursuant to the Plan -

                     WM. WRIGLEY JR. COMPANY
                     (Delaware Corporation)

                    410 North Michigan Avenue
                     Chicago, Illinois 60611

                            SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Special Investment and Savings Plan Committee, as Administrator of the Plan, has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                    WM. WRIGLEY JR. COMPANY
                               SPECIAL INVESTMENT AND SAVINGS
                                            PLAN


                              By:
                                          Wm. M. Piet
                              Special Investment and Savings
                              Plan Committee Member and Vice
                              President-Corporate Affairs and
                              Secretary, Wm. Wrigley Jr. Company


Date:  April 18, 1994

                           Financial Statements


                    Special Investment and Savings Plan
                           for Wrigley Employees

                     December 31, 1993, 1992, and 1991
                    with Report of Independent Auditors

                    Special Investment and Savings Plan
                           for Wrigley Employees

                            Financial Statements


               Years ended December 31, 1993, 1992, and 1991



                                 Contents
Report of Independent Auditors                                       1

Financial Statements

Statement of Net Assets Available for
 Plan Benefits - December 31, 1993                                   3
Statement of Net Assets Available for
 Plan Benefits - December 31, 1992                                   4
Statement of Changes in Net Assets Available
 for Plan Benefits - year ended December 31, 1993                    5
Statement of Changes in Net Assets Available
 for Plan Benefits - year ended December 31, 1992                    6
Statement of Changes in Net Assets Available
 for Plan Benefits - year ended December 31, 1991                    7
Notes to Financial Statements                                        8


Note: The Statement of Net Assets Available for Plan Benefits for 1992 and the Statements of Changes in Net Assets Available for Plan Benefits for 1992 and 1991 have been restated for comparative purposes. Amounts due to terminating and withdrawing participants at December 31 are shown as net assets available for plan benefits rather than as a liability of the Plan in accordance with new AICPA requirements.

                      Report of Independent Auditors

The Special Investment and Savings Plan Committee
Special Investment and Savings Plan
 for Wrigley Employees

We have audited the accompanying statements of net assets available for plan benefits of the Special Investment and Savings Plan for Wrigley Employees as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.



Enrst & Young
Chicago, Illinois
March 4, 1994

                    Special Investment and Savings Plan
                           for Wrigley Employees

            Statement of Net Assets Available for Plan Benefits

                             December 31, 1993
                                                       Total         Fund A         Fund B        Fund C
Assets
Investments:
  Aetna Interest Accumulation Fund
    (Separate Account 256)
    (cost $37,613,743)                              $ 38,710,701    $38,710,701    $        -   $          -
  Aetna Growth and Income Equity
    Account (Separate  Account 83) (cost
    $2,750,661)                                        4,165,487              -     4,165,487              -
  Wm. Wrigley Jr. Company Common Stock
    (4,176,478 shares; cost -
    $16,350,933)                                     184,287,092              -             -    184,287,092
  Wm. Wrigley Jr. Company Class B
    Common Stock (1,022,804 shares; cost
    $2,530,249)                                       45,131,226              -             -     45,131,226
  The Northern Trust Company
    Collective Trust Short-Term
    Investment Fund (2,053,820 units;
    cost $2,053,820)                                   2,053,820          1,547           859      2,051,414
                                                    --------------------------------------------------------
Total investments                                    274,348,326     38,712,248     4,166,346    231,469,732

Receivables:
  Participants' contributions                            826,736        442,358        51,774        332,604
  Employer's contributions, net of
    forfeitures                                          351,176              -             -        351,176
  Participants' loans                                  3,901,776      1,537,181       118,269      2,246,326
  Dividends and interest receivable                      400,759         11,346         1,263        388,150
                                                    --------------------------------------------------------
Total receivables                                      5,480,447      1,990,885       171,306      3,318,256
                                                    --------------------------------------------------------
Net assets available for plan benefits              $279,828,773    $40,703,133    $4,337,652   $234,787,988
                                                    ========================================================
Net assets available for plan benefits:
  Participants' contributions
    including earnings                              $113,123,361    $40,703,133    $4,337,652   $ 68,082,576
  Employer's contributions including
    earnings                                         166,705,412              -             -    166,705,412
                                                    --------------------------------------------------------
Net assets available for plan benefits              $279,828,773    $40,703,133    $4,337,652   $234,787,988
                                                    ========================================================

See notes to financial statements.

                    Special Investment and Savings Plan
                           for Wrigley Employees

            Statement of Net Assets Available for Plan Benefits

                             December 31, 1992
                                                        Total         Fund A        Fund B         Fund C
Assets
Investments:
  Aetna Interest Accumulation Fund
    (Separate Account 256)
    (cost - $37,882,459)                             $ 38,778,755   $38,778,755     $        -  $          -
  Aetna Growth and Income Equity
    Account (Separate  Account 83) (cost
    - $2,165,348)                                       3,878,681             -      3,878,681             -
  Wm. Wrigley Jr. Company Common Stock
    (4,231,862 shares; cost -
    $14,418,140)                                      138,064,498             -              -   138,064,498
  Wm. Wrigley Jr. Company Class B
    Common Stock (1,108,340 shares;
    cost - $2,642,069)                                 36,159,592             -              -    36,159,592
  The Northern Trust Company
    Collective Trust Short-Term
    Investment Fund (2,716,160 units;
    cost - $2,716,160)                                  2,716,160        10,842          1,038     2,704,280
                                                     -------------------------------------------------------
Total investments                                     219,597,686    38,789,597      3,879,719   176,928,370

Receivables:
  Participants' contributions                             139,315        79,953          9,639        49,723
  Employer's contributions, net of
    forfeitures                                            79,818             -              -        79,818
  Participants' loans                                   3,331,817     1,436,527         85,416     1,809,874
  Dividends receivable                                    188,355             -              -       188,355
                                                     -------------------------------------------------------
Total receivables                                       3,739,305     1,516,480         95,055     2,127,770

Net assets available for plan benefits               $223,336,991   $40,306,077     $3,974,774  $179,056,140

Net assets available for plan benefits:
  Participants' contributions
    including earnings                               $ 95,233,206   $40,306,077     $3,974,774  $ 50,952,355
  Employer's contributions including
    earnings                                          128,103,785             -              -   128,103,785
                                                     -------------------------------------------------------
Net assets available for plan benefits               $223,336,991   $40,306,077     $3,974,774  $179,056,140
                                                     =======================================================

See notes to financial statements.

                    Special Investment and Savings Plan
                           for Wrigley Employees

      Statement of Changes in Net Assets Available for Plan Benefits

                       Year ended December 31, 1993
                                                        Total          Fund A         Fund B        Fund C
Investment income
Dividends:
  Aetna Growth and Income Equity
    Account (Separate Account 83)                    $    307,200   $         -     $  307,200  $          -
  Wm. Wrigley Jr. Company Common
    Stock                                               3,708,478             -              -     3,708,478
  Wm. Wrigley Jr. Company Class B
    Common Stock                                          227,893             -              -       227,893
                                                     -------------------------------------------------------
                                                        4,243,571             -        307,200     3,936,371
Interest:
  Aetna Interest Accumulation Fund
    (Separate Account 256)                              2,435,571     2,435,571              -             -
  The Northern Trust Company
    Collective Trust Short-Term
    Investment Fund                                        44,609         6,187            406        38,016
  Participants' loans                                     240,794        71,909          7,530       161,355
                                                     -------------------------------------------------------
                                                        2,720,974     2,513,667          7,936       199,371
                                                     -------------------------------------------------------
Total investment income                                 6,964,545     2,513,667        315,136     4,135,742

Net realized and unrealized
  appreciation (depreciation) in                       60,984,023       200,663       (67,489)    60,850,849
  market value

Contributions
Participants                                            6,861,445     3,656,072        497,692     2,707,681
Employer                                                3,024,047             -              -     3,024,047
                                                     -------------------------------------------------------
Total contributions                                     9,885,492     3,656,072        497,692     5,731,728

Distributions to terminating and
  withdrawing participants                           (21,310,804)   (5,130,682)      (283,224)  (15,896,898)
Forfeitures, allocable to future
  employer contributions                                 (31,474)             -              -      (31,474)
Transfers of investment direction                              -     (842,664)       (99,237)       941,901
                                                     -------------------------------------------------------
Increase in net assets available for
  plan benefits                                        56,491,782       397,056        362,878    55,731,848
Net assets available for plan
  benefits at beginning of year                       223,336,991    40,306,077      3,974,774   179,056,140
                                                     ------------------------------------------------------
Net assets available for plan
  benefits at end of year                            $279,828,773   $40,703,133     $4,337,652  $234,787,988
                                                     =======================================================

See notes to financial statements.

                    Special Investment and Savings Plan
                           for Wrigley Employees

      Statement of Changes in Net Assets Available for Plan Benefits

                       Year ended December 31, 1992
                                                        Total         Fund A          Fund B        Fund C
Investment income
Dividends:
  Aetna Growth and Income Equity
    Account (Separate Account 83)                    $    168,473   $         -     $  168,473  $          -
  Wm. Wrigley Jr. Company Common
    Stock                                               2,607,121             -              -     2,607,121
  Wm. Wrigley Jr. Company Class B
    Common Stock                                          705,195             -              -       705,195
                                                      ------------------------------------------------------
                                                        3,480,789             -        168,473     3,312,316
Interest:
  Aetna Interest Accumulation Fund
    (Separate Account 256)                              3,271,595     3,271,595              -             -
  The Northern Trust Company
    Collective Trust Short-Term
    Investment Fund                                        27,440         3,585            313        23,542
  Participants' loans                                     242,785        81,205          6,550       155,030
                                                     -------------------------------------------------------
                                                        3,541,820     3,356,385          6,863       178,572
                                                     -------------------------------------------------------
Total investment income                                 7,022,609     3,356,385        175,336     3,490,888

Net realized and unrealized
  appreciation in market value                         31,096,756       896,295         73,201    30,127,260

Contributions
Participants                                            6,764,881     4,163,104        480,615     2,121,162
Employer                                                2,883,583             -              -     2,883,583
                                                     -------------------------------------------------------
Total contributions                                     9,648,464     4,163,104        480,615     5,004,745

Distributions to terminating and
  withdrawing participants                           (17,786,346)   (5,674,975)      (285,324)  (11,826,047)
Forfeitures, allocable to future
  employer contributions                                 (25,141)             -              -      (25,141)
Transfers of investment direction                               -   (2,665,825)      (331,938)     2,997,763
                                                     -------------------------------------------------------
Increase in net assets available for
  plan benefits                                        29,956,342        74,984        111,890    29,769,468
Net assets available for plan
  benefits at beginning of year                       193,380,649    40,231,093      3,862,884   149,286,672
                                                     -------------------------------------------------------
Net assets available for plan
  benefits at end of year                            $223,336,991   $40,306,077     $3,974,774  $179,056,140
                                                     =======================================================

See notes to financial statements.

                    Special Investment and Savings Plan
                           for Wrigley Employees

      Statement of Changes in Net Assets Available for Plan Benefits

                       Year ended December 31, 1991
                                                        Total         Fund A          Fund B         Fund C
Investment income
Dividends:
  Aetna Growth and Income Equity
    Account (Separate Account 83)                    $    145,449   $         -     $  145,449  $          -
  Wm. Wrigley Jr. Company Common
    Stock                                               2,307,216             -              -     2,307,216
  Wm. Wrigley Jr. Company Class B
    Common Stock                                          698,386             -              -       698,386
                                                      ------------------------------------------------------
                                                        3,151,051             -        145,449     3,005,602
Interest:
  Aetna Life and Casualty Company,
    plan accumulation contract                          3,223,553     3,223,553              -             -
  The Northern Trust Company
    Collective Trust Short-Term
    Investment Fund                                        56,444         2,606            431        53,407
  Participants' loans                                     215,185        75,061          4,253       135,871
                                                      ------------------------------------------------------
                                                        3,495,182     3,301,220          4,684       189,278
                                                      ------------------------------------------------------
Total investment income                                 6,646,233     3,301,220        150,133     3,194,880

Net realized and unrealized
appreciation in market value                           54,327,403             -        654,384    53,673,019

Contributions
Participants                                            6,191,643     4,152,103        423,513     1,616,027
Employer                                                2,764,894             -              -     2,764,894
Total contributions                                     8,956,537     4,152,103        423,513     4,380,921

Distributions to terminating and
  withdrawing participants                           (14,566,555)   (5,120,659)      (443,163)   (9,002,733)
Forfeitures, allocable to future
  employer contributions                                 (34,018)             -              -      (34,018)
Transfers of investment direction                               -     (160,335)       (78,794)       239,129
                                                     -------------------------------------------------------
Increase in net assets available for
  plan benefits                                        55,329,600     2,172,329        706,073    52,451,198
Net assets available for plan
  benefits at beginning of year                       138,051,049    38,058,764      3,156,811    96,835,474
                                                     -------------------------------------------------------
Net assets available for plan
  benefits at end of year                            $193,380,649   $40,231,093     $3,862,884  $149,286,672
                                                     =======================================================

See notes to financial statements.

                    Special Investment and Savings Plan
                           for Wrigley Employees

                       Notes to Financial Statements


1.  Description of the Plan

The following is a brief description of the Special Investment and Savings Plan for Wrigley Employees (the Plan) in effect at December 31, 1993, and is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Participation and Contributions

The Plan was established, effective January 1, 1975, for the employees of Wm. Wrigley Jr. Company and such United States subsidiaries and affiliates of Wm. Wrigley Jr. Company that adopt the Plan (collectively referred to as the Company or Employer). Employees are generally eligible to participate in the Plan after one year's service. Regular (after-tax) deposit and Company matching accounts are maintained for each participant. Certain participants have tax-deferred accounts and payroll-based employee stock ownership (PAYSOP) accounts; however, contributions to these accounts were eliminated effective January 1, 1989 and January 1, 1987, respectively. A participant's account balances are adjusted at each monthly valuation date for participant and Employer contributions, investment income, and net appreciation (depreciation) in market value of investments.

The Plan allows eligible employees to make contributions, usually in the form of payroll deductions, generally up to 10% of base salary. Subject to certain limitations, the Employer is required to make matching contributions at 60% of most participants' contributions (50% for certain Company executives) up to 6% of base salary. The entire Employer contribution is invested in Fund C.

Participant and Employer contributions for the three years in the period ended December 31, 1993 were as follows:

                            1993                    1992                     1991
                     Employer  Participants  Employer  Participants  Employer  Participants
Wm. Wrigley Jr.
  Company           $2,537,796  $5,784,910  $2,429,173  $5,771,999  $2,337,504  $5,268,432
L. A. Dreyfus
  Company              232,135     536,677     232,259     518,502     228,541     511,976
Amurol Products
  Company              235,228     497,650     202,060     428,255     179,745     366,295
Northwestern
  Flavors, Inc.         18,888      42,208      20,091      46,125      19,104      44,940
                    ----------------------------------------------------------------------
                    $3,024,047  $6,861,445  $2,883,583  $6,764,881  $2,764,894  $6,191,643
                    ======================================================================

The Northern Trust Company, as Trustee under the Special Investment and Savings Plan Trust for Wrigley Employees (Trust), dated January 12, 1977, and revised as of June 19, 1987, directs the purchases and sales of investments for all funds, within the limits prescribed in the Plan. Contributions and earnings awaiting investment under the specified investment programs are temporarily placed in the Trust's collective trust short-term investment fund at The Northern Trust Company.

Loans

The Plan contains provisions that allow loans to participants, subject to certain restrictions. The maximum aggregate amount that will be loaned to any participant will generally be the lesser of $50,000 or 50% of the vested portion of the participant's Employer matching contribution account, plus the value of the participant's tax-deferred and regular deposit accounts. These loans, which have a maximum term of five years (ten years if used to acquire a participant's principal residence), are to be repaid through monthly payroll withholdings. The Plan was amended during 1990 to provide that the interest rate charged for loans shall be 1% below the prime interest rate quoted by the Northern Trust Company of Chicago, Illinois, on the first business day of each year.

Investment Programs

Investment programs available and the number of participants in each, as of
December 31, 1993 and 1992, were as follows:

                                                           Number of Participants
                                                               1993        1992
100% in Fund A, which is intended to protect
  principal and produce income and which
  consists of contracts with insurance
  companies as the Committee may direct or
  such bonds, notes, debentures, or mortgages                  1,291       1,450
  as the Trustee may deem advisable
100% in Fund B, which is intended to provide
  long-term capital growth and which consists
  of investments in mutual funds registered as
  regulated investment companies as the
  Committee may direct or in such common
  stocks or other property as the Trustee may                     41          44
  deem advisable
100% in Fund C, which invests in Wm. Wrigley
  Jr. Company Common Stock and Class B Common
  Stock, although no participant or Employer
  matching contributions may be used to
  purchase additional shares of Class B Common                   674         567
  Stock
75% in Fund A and 25% in Fund C                                  131         138
50% in both Fund A and Fund C                                    371         325
50% in both Fund A and Fund B                                     53          51
Various and other multiples of 25% in Funds                      575         550
A, B, and C
                                                               -----       -----
                                                               3,136       3,125
                                                               =====       =====

Participants may change their investment direction once during a 12-month period as of the first day of any valuation period with respect to participant contributions that are made subsequent to the date of change. In addition, a participant may elect to transfer, once during a 12-month period as of the first day of any valuation period, the then-existing account balances in any investment fund or funds, in specified multiples of 25% to any one or more of the funds. These changes in investment direction may be effected by giving written notice to the Committee at least seven days prior to the effective date of a change.

Vesting

A participant's portion of the Employer matching contributions, investment income, and realized and unrealized gains and losses on investments is fully vested after four years of participation in the Plan (at the rate of 25% for each year), upon death, or upon termination of employment, if the participant (i) retires upon reaching age 55, with at least five years of service, (ii) is permanently disabled, or (iii) enters the Armed Forces of the United States. A participant is always fully vested in his tax-deferred, regular deposit, and PAYSOP accounts.

Withdrawals

A participant may make a withdrawal from the Plan once during a three-month period as of any valuation date. The participant may withdraw the amounts in his regular deposit account and, under certain circumstances, the vested portion of his Employer matching contribution account and his participant's tax-deferred account. Once a participant makes a withdrawal, contributions will not be matched for a three-month period.

Distributions to Participants

Participation in the Plan terminates upon death, retirement, or other termination of employment with the Company. A participant may generally receive distribution of his vested interest in the Plan in a lump-sum distribution, an annuity purchased by the Plan, or a combination thereof.

Charges and Deductions

When a distribution of a participant's interest in the Plan results in forfeiture of the nonvested portion of the participant's account, the amount so forfeited reduces the amount of the Employer's matching contribution required to be made on behalf of other participants in the following valuation period.

It is the intent of the Company to continue to pay the administrative expenses of the Plan, but if the Company fails to make the payments or so directs the Trustee, there may be a charge against the Trust for these expenses.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, participants will automatically become fully vested.

2.  Principal Accounting Policies

The Statement of Net Assets Available for Plan Benefits for 1992 and the Statements of Changes in Net Assets Available for Plan Benefits for 1992 and 1991 have been restated for comparative purposes. Amounts due to terminating and withdrawing participants at December 31 are shown as net assets available for plan benefits rather than as a liability of the Plan in accordance with new AICPA requirements.

Investment Valuation

The Plan's investments in the Aetna Growth and Income Equity Account (Separate Account 83), which invests primarily in common stocks, and Wm. Wrigley Jr. Company Common Stock are carried at fair value, based upon the net asset value and the quoted closing price on the New York Stock Exchange, respectively. There is no established public trading market for the Wm. Wrigley Jr. Company Class B Common Stock. However, because the Class B Common Stock is at all times convertible into Common Stock on a share-for-share basis, the market value of such shares is considered to be equivalent to that of the Company's Common Stock.

On August 19, 1992, the Board of Directors for the Wm. Wrigley Jr. Company declared a 3-for-1 stock split on its Common Stock and Class B Common Stock to stockholders of record at the close of business on September 1, 1992. The shares were distributed on September 15, 1992. All share and per share amounts have been restated to reflect the split.

On February 19, 1992, the Savings Plan Committee resolved to transfer Fund A assets from the Aetna Life and Casualty Company plan accumulation contract to the Aetna Interest Accumulation Fund (Separate Account 256). The transfer of Fund A assets was made on February 21, 1992.

Investments in the Aetna Interest Accumulation Fund (Separate Account 256), which invests primarily in government securities, are carried at market. Investments in The Northern Trust Company Collective Trust Short-Term Investment Fund are carried at cost, which is equivalent to market.

Contributions

Contributions from participants are recognized when withheld by the Company through payroll deductions.

Matching contributions from the Employer are recognized concurrently with the recognition of participants' contributions.

Security Transactions

Purchases and sales of securities are accounted for on the trade date. Gains and losses on sales or withdrawals of securities are based on the average cost of the securities.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

3.  Investments

The components of net appreciation (depreciation) in market value of investments for the three years in the period ended December
31, 1993, are as follows:

                            Fund A                        Fund B                             Fund C
                        1993      1992         1993        1992        1991        1993        1992         1991
Proceeds from
  sale of
  investments or
  withdrawals of     $      -  $7,421,415   $ 514,818     $728,385    $620,050  $8,262,577    $3,663,943   $3,039,772
  stock
Cost of                     -   6,756,867     283,800      684,768     546,831     784,983       399,182      426,287
  securities
                     ------------------------------------------------------------------------------------------------
Realized gain               -     664,548     231,018       43,617      73,219   7,477,594     3,264,761    2,613,485
Change in
  unrealized
  appreciation
  (depreciation)
  on investments      200,663     231,747   (298,507)       29,584     581,165  53,373,255    26,862,499   51,059,534
                     ------------------------------------------------------------------------------------------------
Net realized and
 unrealized
 appreciation
 (depreciation)
 in market value     $200,663  $  896,295   $(67,489)     $ 73,201    $654,384  $60,850,849  $30,127,260  $53,673,019
                     ================================================================================================

There were no realized or unrealized gains or losses on investments held in Fund A during 1991.

Unrealized appreciation on investments held at December 31, 1993, 1992, and 1991, totaled $213,053,920, $159,773,510, and
$131,985,134, respectively.  The per share market value of Wm.
Wrigley Jr. Company Common Stock at December 31, 1993 and 1992, is as follows:

                                                   1993        1992
Wm. Wrigley Jr. Company Common Stock             $44.125      $32.625


4.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                             December 31
                                                         1993          1992
Net assets available for plan benefits per the
  financial statements                              $279,828,773   $223,336,991
Amounts allocated to withdrawing participants        (5,444,082)    (3,808,766)
                                                    ---------------------------
Net assets available for plan benefits per the
  Form 5500                                         $274,384,691   $219,528,225
                                                    ===========================

Amounts allocated to withdrawing participants by fund option is as follows:

                                                              December 31
                                                          1993           1992
Fund A                                                 $1,329,165    $  958,574
Fund B                                                     26,195        85,411
Fund C                                                  4,088,722     2,764,781
                                                       ------------------------
                                                       $5,444,082    $3,808,766
                                                       ========================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                 Year ended
                                                                 December 31
                                                                    1993
Benefits paid to participants per the financial statements       $21,310,804
Add:  Amounts allocated to withdrawing participants at
  December 31, 1993                                                5,444,082
Less:  Amounts allocated to withdrawing participants at
  December 31, 1992                                              (3,808,766)
                                                                 -----------
Benefits paid to participants per the Form 5500                  $22,946,120
                                                                 ===========

5.  Federal Income Tax Status

The Company has received a determination letter from the Internal Revenue Service stating that the Plan, as amended through 1985, qualifies under section 401(a) of the Internal Revenue Code (the
Code) and that the Trust established thereunder is exempt from federal income taxation under section 501(a) of the Code. The Company believes that the Plan, as amended through 1993, complies with the requirements for continuing qualification of the Plan.

Employer contributions under the Plan and earnings of the Trust are not taxable to the participant until the year in which such amounts are distributed. Generally, whenever a participant receives any amount other than an amount attributable to his regular deposit account contributions, such amount is taxable as ordinary income in the year of distribution. When a participant receives a lump-sum distribution, certain beneficial rules may apply to reduce or eliminate the tax on such distribution. These benefits include special averaging techniques and rollovers to another qualified employee retirement plan or to an individual retirement account or annuity.

The unrealized appreciation on Wm. Wrigley Jr. Company Common Stock distributed in a lump-sum distribution, or attributable to a participant's regular deposit account contributions in any other distribution, will not be subject to federal income tax at the time of distribution but will, to the extent realized, be taxable upon disposition of such shares.

6.  Subsequent Event

Subsequent to December 31, 1993, the Company transferred all investment management, trustee and participant record keeping responsibilities to Putnam Investments.

                  CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statement (Form S-8, File No. 33-15061) pertaining to the Special Investment and Savings Plan for Wrigley Employees of Wm. Wrigley Jr. Company and in the related Prospectus of our report dated March 4, 1994, with respect to the financial statements of the Special Investment and Savings Plan for Wrigley Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1993.




                                         ERNST & YOUNG


Chicago, Illinois
April 18, 1994